SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 26, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011–94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated October 25, 2004 announcing that its President will present at the Rodman & Renshaw Techvest Healthcare Conference in New York on October 27th	3

Signature	4

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT 6th ANNUAL RODMAN & RENSHAW TECHVEST
HEALTHCARE CONFERENCE

Dr. Alex McPherson to Recap Product Candidate Progress to Investment Community

EDMONTON, ALBERTA, CANADA — OCTOBER 25, 2004 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, is scheduled to recap highlights of the Company’s product and corporate plans at the 6th Annual Rodman & Renshaw Techvest Healthcare Conference on Wednesday, October 27, 2004. The conference is being held October 26 -28 at the Waldorf Astoria Hotel in New York.

Dr. McPherson is scheduled to present at 3:10 p.m. EDT on October 27th. The presentation will be available live to the public via Web cast through the Biomira Web site at www.biomira.com or through the Rodman & Renshaw link at http://www.wallstreetwebcasting.com/webcast/rrshq4/biom. The broadcast will also be archived for 90 days following the presentation.

Rodman & Renshaw

Rodman & Renshaw, Inc. is a privately-held, full-service investment bank committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, insightful research, and the development of institutional support.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:		U.S. Media Contact:
Bill Wickson	Jane Tulloch	Daniel Budwick
Manager, Public Relations	Director, Investor Relations	BMC Communications
780-490-2818	780-490-2812	212-477-9007 x 14

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 26, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer